SECOND AMENDMENT TO AGREEMENT

This amendment is for Executive Agreement (the "Agreement") signed JANUARY 1, 2015,

BETWEEN: Sandor Miklos an individual residing at:
163 Killian Road Maple On L6A 1A8

AND: TSI Sports Inc (the "Company"), currently known as Team 360 Sports Inc a company organized and existing under the laws of Nevada with its head office located at:

711 S Carson St Ste 4, Carson City, 89701

Herewith

Annual compensation for Consultant as it relates to Agreement from this day forward shall be 200,000 common shares of the company. This amount may be amended as per Agreement.

Signed and Dated May 1, 2017.

COMPANY Team 360 Sports Inc Authorized Signature	Authorized Signature
/S/ Sandor Miklos _______________________ Print Name and Title S Miklos CEO	/S/ Sandor Miklos _______________________ Print Name and Title S. Miklos

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